Supplemental Information to the FY2004 Earnings Digest
  * All consolidated figures were prepared in accordance with U.S. GAAP.

1. Summary of FY2004 Results (April 1, 2004 through March 31, 2005)

   (Consolidated)                                                              (In billion yen; truncated after the hundred million)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                            FY2003             FY2004       Increase/Decrease        Percentage
                                                                                                                     change (%)
   =================================================================================================================================
   Net sales                                                      174.2              239.4             65.2             37.4
   ---------------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                         30.9               60.7             29.7             96.1
   --------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                               28.8               61.8             32.9            114.0
   --------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                               17.3               38.0             20.7            119.7
   --------------------------------------------------------------------------------------------------------------------------
   Total assets                                                   330.8              296.7           (34.0)           (10.3)
   --------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity                                           221.7              206.7           (15.0)            (6.8)
   --------------------------------------------------------------------------------------------------------------------------
   Net income (loss) per share (basic) (in yen)                  176.37             389.54           213.17            120.9
   --------------------------------------------------------------------------------------------------------------------------
   Net income (loss) per share (diluted) (in yen)                 176.0             388.51           212.49            120.7
   --------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity per share (in yen)                     22,256.6           2,236.97           (19.62)            (0.9)
   --------------------------------------------------------------------------------------------------------------------------
   Net interest payment                                           (0.1)                0.1              0.2                -
   --------------------------------------------------------------------------------------------------------------------------
   ROE(%)                                                           8.0               17.8              9.8            122.5
   --------------------------------------------------------------------------------------------------------------------------


   (Unconsolidated) (Japanese GAAP)                                            (In billion yen; truncated after the hundred million)

   ---------------------------------------------------------------------------------------------------------------------------------
                                                                 FY2003             FY2004      Increase/Decrease    Percentage
                                                                                                                     change (%)
   =================================================================================================================================
   Net sales                                                      150.5              203.3             52.7             35.0
   ---------------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                         23.7               41.9             18.1             76.3
   ---------------------------------------------------------------------------------------------------------------------------------
   Ordinary income (loss)                                          24.0               43.3             19.3             80.4
   ---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                               11.9               28.4             16.4            137.7
   ---------------------------------------------------------------------------------------------------------------------------------
   Total assets                                                   277.0              238.1           (38.9)           (14.1)
   ---------------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity                                           188.8              159.0           (29.8)           (15.8)
   ---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss) per share (basic) (in yen)                  119.97             288.68           168.71            140.6
   ---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss) per share (diluted) (in yen)                119.73             287.91           168.18            140.5
   ---------------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity per share (in yen)                     1,920.33           1,718.95          (201.4)            (10.5)
   ---------------------------------------------------------------------------------------------------------------------------------
   Dividends per share (in yen)                                    40.0               50.0             40.0             25.0
   ---------------------------------------------------------------------------------------------------------------------------------

2. Consolidated Net Sales by Business and Geographic Segment                   (In billion yen; truncated after the hundred million)
   ---------------------------------------------------------------------------------------------------------------------------------
   By Business Segment                                            FY2003             FY2004      Increase/Decrease    Percentage
                                                                                                                      change (%)
   =================================================================================================================================
           Semi-Conductor and Component Test System                123.4              180.6             57.1             46.3
           -------------------------------------------------------------------------------------------------------------------------
           Mechatronics System                                      34.2               46.3             12.1             35.6
           -------------------------------------------------------------------------------------------------------------------------
           Services, Support and Others                             20.4               19.6            (0.7)            (3.8)
           -------------------------------------------------------------------------------------------------------------------------
           Intercompany transactions elimination                   (3.9)              (7.3)            (3.3)                -
           -------------------------------------------------------------------------------------------------------------------------
   Total Net Sales                                                 174.2              239.4             65.2             37.4
   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------
   By Geographic Segment                                         FY2003             FY2004      Increase/Decrease    Percentage
                                                                                                                      change (%)
   =================================================================================================================================
   Japan                                                            57.9               60.0              2.0              3.5
   ---------------------------------------------------------------------------------------------------------------------------------
           Americas                                                 16.2               23.0              6.7             41.6
           -------------------------------------------------------------------------------------------------------------------------
           Europe                                                   10.4               12.2              1.8             18.0
           -------------------------------------------------------------------------------------------------------------------------
           Asia                                                     89.5              144.1             54.5             60.9
           -------------------------------------------------------------------------------------------------------------------------
   Total Overseas                                                  116.2              179.4             63.1             54.4
   ---------------------------------------------------------------------------------------------------------------------------------

3. Consolidated Volume of Order and Orders Backlog by Business Segment         (In billion yen; truncated after the hundred million)
   ---------------------------------------------------------------------------------------------------------------------------------
   Volume of order                                                FY2003             FY2004     Increase/Decrease     Percentage
                                                                                                                      change (%)
   =================================================================================================================================
           Semi-Conductor and Component Test System                154.0              171.0             17.0             11.1
           -------------------------------------------------------------------------------------------------------------------------
           Mechatronics System                                      39.4               43.8              4.3             11.1
           -------------------------------------------------------------------------------------------------------------------------
           Services, Support and Others                             20.1               19.1             (1.0)            (5.1)
           -------------------------------------------------------------------------------------------------------------------------
           Intercompany transactions elimination                    (4.6)              (6.5)            (1.8)               -
           -------------------------------------------------------------------------------------------------------------------------
   Total volume of orders                                          208.9              227.4             18.5              8.9
   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------
   Orders backlog                                                 FY2003             FY2004     Increase/Decrease     Percentage
                                                                                                                      change (%)
   =================================================================================================================================
           Semi-Conductor and Component Test System                 41.6               32.0            (9.6)           (23.1)
           -------------------------------------------------------------------------------------------------------------------------
           Mechatronics System                                       9.2                6.6            (2.5)           (27.8)
           -------------------------------------------------------------------------------------------------------------------------
           Services, Support and Others                              1.4                0.8            (0.5)           (39.9)
           -------------------------------------------------------------------------------------------------------------------------
           Intercompany transactions elimination                    (0.7)                 -             0.7                -
           -------------------------------------------------------------------------------------------------------------------------
   Total orders backlog                                             51.4               39.5           (11.9)           (23.2)
   ---------------------------------------------------------------------------------------------------------------------------------

   (Note) The amount of incoming orders for any given year consists of the sum of the revenues for such year and the amount of backlog at the end of such year less the backlog at the end of the previous year. Incoming orders are recorded as such once a written customer order is received.


4. Consolidated Cash Flows                                                     (In billion yen; truncated after the hundred million)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                 FY2003             FY2004     Increase/Decrease      Percentage
                                                                                                                      change (%)
   =================================================================================================================================
           Operating activities                                    28.2               90.3             62.1            220.1
           -------------------------------------------------------------------------------------------------------------------------
           Investing activities                                    (5.0)              (8.2)            (3.1)               -
           -------------------------------------------------------------------------------------------------------------------------
           (Free cash flows)                                       23.1               82.0             58.9            254.6
           -------------------------------------------------------------------------------------------------------------------------
           Financing activities                                    (6.3)             (63.0)           (56.6)               -
           -------------------------------------------------------------------------------------------------------------------------
   Total cash flows                                                16.7               19.0              2.2             13.5
   ---------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                       101.1              120.9             19.8             19.6
   ---------------------------------------------------------------------------------------------------------------------------------

5. Consolidated Outstanding Interest-bearing Liabilities                       (In billion yen; truncated after the hundred million)

   ---------------------------------------------------------------------------------------------------------------------------------
                                                                  FY2003             FY2004     Increase/Decrease     Percentage
                                                                                                                      change (%)
   =================================================================================================================================
           Bonds and warrant bonds                                  24.5               20.0            (4.5)           (18.4)
           -------------------------------------------------------------------------------------------------------------------------
           Loans and lease obligations                               0.1                  -               -            (36.8)
           -------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities                               24.6               20.0            (4.5)           (18.5)
   ---------------------------------------------------------------------------------------------------------------------------------

6. Consolidated Capital Expenditure, Depreciation and Amortization and Research and Development Expenses
                                                                               (In billion yen; truncated after the hundred million)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                 FY2003             FY2004     Increase/Decrease      Percentage
                                                                                                                      change (%)
   =================================================================================================================================
   Capital expenditures                                             5.6                9.3              3.7             66.3
   ---------------------------------------------------------------------------------------------------------------------------------
   Depreciation and amortization                                    9.3                8.2             (1.0)           (11.2)
   ---------------------------------------------------------------------------------------------------------------------------------
   Research and development expenses                               21.6               26.2              4.6             21.5
   ---------------------------------------------------------------------------------------------------------------------------------

7. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)                                               (Persons)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                 FY2003             FY2004      Increase/Decrease      Percentage
                                                                                                                       change (%)
   =================================================================================================================================
   Unconsolidated                                                 1,450              1,433            (17)               (1.2)
   ---------------------------------------------------------------------------------------------------------------------------------
             Domestic affiliates                                  1,370              1,350            (20)               (1.5)
             -----------------------------------------------------------------------------------------------------------------------
             Overseas affiliates                                    724                782             58                 8.0
             -----------------------------------------------------------------------------------------------------------------------
   Affiliates total                                               2,094              2,132             38                 1.8
   ---------------------------------------------------------------------------------------------------------------------------------
   Consolidated full-time employee total                          3,544              3,565             21                 0.6
   ---------------------------------------------------------------------------------------------------------------------------------


                                     - 19 -